Höganäs

Date/Datum April 20, 2004

Our ref./Unser Zeichen CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

04024812

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 03 2004
WASH, D.C. 155

Encl. Interim Report January - March 2004

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

Rule 12g3-2(b)
File No. 82-3754

Höganäs AB
Interim Report

January–March
2004



Höganäs AB (publ) Reg. No. 556005-0121

Highlights		
Net sales	MSEK 1 042	+6%
Income after tax	MSEK 108	+15%
Earnings per share	SEK 3.20	(2.70)
Income before tax	MSEK 153	+17%
Operating margin	15.5%	(14.2)
Equity/assets ratio	42%	(38)

GROUP

NET SALES

First quarter 2004

Höganäs' turnover increased by 6% in the first quarter to MSEK 1 042. Volumes grew by a total of 10%. Currency effects, the result of a stronger krona, exerted a negative 8% impact on net sales.

Demand in Asia was very robust, turnover increased there by 18%, with the highest growth in China and India. Volumes on the North American market grew, mainly because of increased market shares.

EARNINGS

First quarter 2004

Consolidated operating income stood at MSEK 162 (140) for the first three months of the year; income before tax was MSEK 153 (131).

Other operating income and expenses, including profits from forward contracts, was MSEK 44 (32), with the profit from forward contracts being MSEK 46 (34). Disregarding forward contracts, the stronger krona has exerted a negative impact of just over MSEK 15 on operating income in 2004.

Income after tax was MSEK 108 (94), or SEK 3.20 (2.70) per share. The effective tax rate was 29.4 per cent (28.2).

BUSINESS AREAS

Iron Powder

The Iron Powder business area's net sales increased by 4% in the first quarter to MSEK 698. Net sales were influenced adversely by a stronger krona. The demand for press powder remained firm, with volume growth of 13%, while the demand for other iron powder was largely unchanged.

Operating income advanced 10% to MSEK 116 (105), the consequence of positive volume growth.

The cost of materials continued to increase in the quarter, and was not fully offset by the price surcharges imposed, which exerted a negative profit impact. Like the first quarter 2003, volume progress was strongest at the end of the period, probably due to some customers bringing forward deliveries to partially delay the effect of increased price surcharges, effective from the beginning of the second quarter.

High-alloy Metal Powder

Net sales of High-alloy Metal Powder increased by 9% in the first quarter of the year to MSEK 352 (322). The turnover gains are primarily explained by price compensation for higher cost of materials. Volumes rose by 5% in the quarter, and as for Iron Powder, the stronger krona exerted a negative turnover effect.

Operating income was MSEK 46 (35), an increase partly due to higher volumes, but also an improved cost scenario for the Belgian operation.

PROFITABILITY

Return on capital employed was 14.5% (13.6), while return on equity was 18.4% (18.3). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

At the end of the period, the equity/assets ratio was 42%, against 38% at the corresponding point of 2003. Shareholders' equity per share was SEK 61.20 against SEK 57.70 at the beginning of the year.

Consolidated financial net debt was MSEK 1 706 (1 905) at the end of the period. However, disregarding the acquisition of SCM in 2003, net debt was some MSEK 300 higher than the previous year. Interest expenses were MSEK 9 (9).

Cash flow from ongoing activities was MSEK 8 (76). Investments in fixed assets were MSEK 67 (64). The krona has depreciated since 1 January, implying a MSEK -90 (30) currency effect that does not influence liquidity.

ACQUISITIONS AND DIVESTMENTS

Höganäs has initiated discussions with interested parties regarding the divestment of SCM's copper product facility.

LEGAL RISKS

A number of real estate owners, neighbouring Höganäs' facility at Niagara Falls, US, filed a lawsuit against Höganäs in 2002 for the fall-out of iron particles on their properties, making damages claims of MUSD 10. The parties reconciled their dispute in the first quarter. Höganäs expensed its commitment, of MUSD 0.1 in the quarter.

HUMAN RESOURCES

Höganäs had 1 593 employees at the end of the period, against 1 607 as of 1 January.

ACCOUNTING PRINCIPLES

This Interim Report has been prepared pursuant to, and by applying, the same accounting and valuation principles as the Annual Report for the financial year 2003.

PARENT COMPANY

Parent company net sales were MSEK 535 (498), of which MSEK 233 relates to group companies. Profit after financial items was MSEK 95 (129). Höganäs made MSEK 39 (35) net investments in tangible fixed assets. Parent company liquid assets were MSEK 33 at the end of the period, compared to MSEK 29 as of 1 January.

OUTLOOK

Höganäs anticipates the prevailing market conditions sustaining for the remainder of 2004, with healthy demand in Asia and unchanged demand in Europe and America. High, and potentially increasing, cost of materials are exerting a negative profit impact. Höganäs is reiterating its previous forecast of 2004, of profits consistent with, or better than, the previous year.

Höganäs, Sweden, 15 April 2004

Claes Lindqvist
President and CEO

CONSOLIDATED INCOME STATEMENT

MSEK	Jan–March 2004	Jan–March 2003	Last 12 months	Year 2003
Net sales	1 042	983	3 809	3 750
Cost of goods sold	-799	-741	-2 915	-2 857
Gross profit	243	242	894	893
Selling expenses	-50	-50	-202	-202
Administrative expenses	-44	-40	-166	-162
R&D costs	-31	-35	-130	-134
Items affecting comparability	0	-9	9	0
Other operating income	46	35	175	164
Other operating expenses	-2	-3	-9	-10
Operating income	162	140	571	549
Operating margin, %	15,5	14,2	15,0	14,6
Financial income	4	7	26	29
Financial expenses	-13	-16	-61	-64
Profit after financial items	153	131	536	514
Tax	-45	-37	-167	-159
Minority share	0	0	0	0
Net income	108	94	369	355
Earnings per share, SEK	3,20	2,70	10,80	10,40
Average no. of shares after buy-backs ('000)	34 217	34 217	34 217	34 217
No. of shares after buy-backs at end of period ('000)	34 217	34 217	34 217	34 217
Operating income includes depreciation of	-70	-75	-274	-279

CONSOLIDATED BALANCE SHEET

MSEK	31 March 2004	31 March 2003	31 Dec 2003
Intangible fixed assets	267	238	250
Tangible fixed assets	2 761	2 906	2 719
Financial fixed assets	80	91	86
Inventories	903	783	810
Current receivables	902	871	768
Liquid funds/assets	111	121	75
Total assets	5 024	5 010	4 708
Shareholders' equity	2 093	1 914	1 974
Minority share	1	2	1
Interest-bearing liabilities and provisions	1 817	2 026	1 726
Non-interest bearing liabilities and provisions	1 113	1 068	1 007
Total liabilities and shareholders' equity	5 024	5 010	4 708

CHANGES IN SHARHOLDERS' EQUITY

MSEK	Jan–March 2004	Jan–March 2003	Year 2003
Opening balance	1 974	1 827	1 827
Dividends			-171
Tax accounted directly to shareholders' equity	7	-3	-19
Translation differences	4	-4	-18
Net income	108	94	355
Closing balance	2 093	1 914	1 974

NET SALES BY MAIN MARKET

MSEK	Jan–March 2004	Jan–March 2003	Last 12 months	Year 2003
Europe	380	388	1 403	1 411
America	328	307	1 166	1 145
Asia	326	278	1 203	1 155
Other	8	10	37	39
Total	1 042	983	3 809	3 750

CONSOLIDATED QUARTERLY DATA

MSEK	Jan–March 2004	Jan–March 2003	Oct–Dec 2004	Oct–Dec 2003	July–Sept 2004	July–Sept 2003	April–June 2004	April–June 2003
Net sales	1 042	983	937	754	895	791	935	872
Costs	-810	-759	-723	-592	-717	-602	-723	-656
Items affecting comparability		-9		2		-27	9	
Depreciation and amortisation	-70	-75	-59	-53	-74	-58	-71	-61
Operating income	162	140	155	111	104	104	150	155
Income before tax	153	131	150	102	95	90	138	142
Income after tax	108	94	97	75	63	62	101	107
Operating margin, %	15,5	14,2	16,5	14,7	11,6	13,1	16,0	17,8
Operating margin, % excl. items aff. comp.	15,5	15,2	16,5	14,5	11,6	16,6	15,1	17,8

KEY INDICATORS

	Jan–March 2004	Jan–March 2003	Year 2003
Capital employed, MSEK	3 911	3 942	3 701
Return on capital employed*, %	14,5	13,6	15,8
RoCE excluding items affecting comparability*, %	14,3	14,5	15,8
Shareholders' equity, MSEK	2 093	1 914	1 974
Return on equity*, %	18,4	18,3	18,7
RoE excluding items affecting comparability*, %	18,0	20,1	18,7
Shareholders' equity per share, SEK	61,20	55,90	57,70
Equity/assets ratio, %	41,7	38,2	41,9
Financial net debt, MSEK	1 706	1 905	1 651
Debt/equity ratio, multiple	0,82	1,00	0,84
Interest coverage ratio, multiple	18,0	15,6	15,7
No. of employees, end of period	1 593	1 616	1 607

* Last 12 months

CASH FLOW STATEMENT

MSEK	Jan–March 2004	Jan–March 2003	Year 2003
Cash flow before change in working capital	95	187	909
Change in working capital	-87	-111	-157
Investment activities	-67	-624	-869
Financing activities	91	593	292
Dividends	-	-	-171
Cash flow for the period	32	45	4
Liquid funds, opening balance	75	77	77
Exchange rate differences in liquid funds	4	-1	-6
Liquid funds, closing balance	111	121	75

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2004.

- Half-year Interim Report 14 July
- Nine-month Interim Report 14 October

The Annual General Meeting will be held on 6 May

NET SALES (MSEK)
JAN–MARCH


1 200
1 000
800
600
400
200
0
2003
2004

OPERATING INCOME (MSEK)
JAN–MARCH


180
160
140
120
100
80
60
40
20
0
2003
2004

EARNINGS PER SHARE (SEK)
JAN–MARCH


3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
2003
2004

REPORTING PER BUSINESS AREA

	Net sales Jan–March		Operating income Jan–March	
MSEK	2004	2003	2004	2003
Iron Powder	698	668	116	105
High-alloy Metal Powder	352	322	46	35
Intra group adjustment	-8	-7	-	-
Total, group	1 042	983	162	140

BUSINESS AREA - IRON POWDER

	Jan–March 2004	Jan–March 2003	Last 12 months	Year 2003
Net sales, MSEK	698	668	2 617	2 587
Operating income, MSEK	116	105	420	409
Operating margin, %	16,6	15,7	16,0	15,8
Assets, MSEK	-	-	3 618	3 542
Liabilities, MSEK	-	-	484	422
Investments, MSEK	60	59	284	283
Depreciation, MSEK	58	59	229	230

BUSINESS AREA - HIGH-ALLOY METAL POWDER

	Jan–March 2004	Jan–March 2003	Last 12 months	Year 2003
Net sales, MSEK	352	322	1 221	1 191
Operating income, MSEK	46	35	154	143
Operating margin, %	13,1	10,9	12,6	12,0
Assets, MSEK	-	-	1 345	1 114
Liabilities, MSEK	-	-	198	160
Investments, MSEK	7	565	31	589
Depreciation, MSEK	12	16	45	49

THIS INTERIM REPORT HAS NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS.

Höganäs

Höganäs AB (publ), SE-263 83 Höganäs
Phone +46 42 33 80 00, fax +46 42 33 83 60
www.hoganas.com